Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, New York 14086
Tel.:  (716) 684-8060

February 18, 2010

United States Securities and Exchange Commission
Washington, D.C. 20509

Attention: Mr. Rufus Decker, Accounting Branch Chief

Re:  Comment Letter for Ecology and Environment, Inc. (E & E) Dated February 4, 2010
File No. 1-9065

Dear Mr. Decker:

Following is Ecology and Environment, Inc.’s, (E & E), response to your comments made in the letter dated February 4, 2010. We have addressed your questions in the order in which they were asked and referenced our responses to your comments.

Form 10-K for the Year Ended July 31, 2009

Financial Statements

General

1.
In future filings, please disclose your segment information, including but not limited to your reportable segments, as required by SFAS 131.  Please also note that certain disclosures are required by SFAS 131 even if you conclude you have only one reportable segment.

E & E’s Response:

In future filings E&E will include those enterprise-wide disclosures required by paragraphs 37-39 of SFAS 131, including major customers, geographic source of revenues and long-lived assets.

Consolidated Statements of Income, page 24

2.
It does not appear you allocate any of your depreciation to cost of professional services and other direct operating expenses.  If you do not allocate depreciation and amortization to cost of professional services and other direct operating expenses, in future filings, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B.  Please also remove your presentation of gross profit here and elsewhere throughout the filing if you do not allocate depreciation and amortization to cost of professional services and other direct operating expenses.

E & E’s Response:

In future filings, E & E will delete the line item “gross profit” from the face of its income statement and elsewhere in the filings.

Item 9A. Controls and Procedures, page 40

3.
In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section H.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

4.	In future filings, to the extent a definition of disclosure controls and procedures is included, please provide the complete definition in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

E & E’s Response to Comments 3 and 4:

In the future, E & E will revise its Item 9A disclosure on Controls and Procedures to the following:

Evaluation of disclosure controls and procedures and changes in internal control over financial reporting

As of (period end date), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), our principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this Report, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Internal controls include those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance of achieving their control objectives.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of (period end date) based on the criteria in Internal Control—Integrated Framework issued by the COSO. Based upon this assessment, management has concluded that our internal control over financial reporting was effective as of (period end date).

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our system of internal control over financial reporting during the three months ended (period end date) that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

Summary Compensation Table, page 43

5.	In future filings, please ensure that your summary compensation table conforms in form and content to the requirements of Item 402(n)(2) of Regulation S-K.

E & E’s Response:

In future filings, E & E will ensure that its summary compensation table conforms in form and content to the requirements of Item 402(n)(2) of Regulation S-K.

Signatures, page 49

6.
The Form 10-K should be signed by the company’s principal executive officer, principal financial officer, and controller or principal accounting officer whose titles should be shown on the signature page.  Any person who occupies more that one of the specified positions shall indicate each capacity in which he signed the report.  Please refer to General Instruction D(2)(a) and (b) of Form 10-K.  Please revise in future filings.

E & E’s Response:

In future filings, E & E will indicate that its Principal Financial Officer is also signing in the capacity as the Principal Accounting Officer.

Exhibits 31.1 and 31.2

7.
Please amend your annual report to revise the certifications to include the complete introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company; and to include paragraph 4(b) of certification.

E & E’s Response:

E & E will amend its Form 10-K at July 31, 2009 to include the full introductory language in paragraph 4 and to include paragraph 4(b).

Form 10-Q for the Period Ended October 31, 2009

General

8.	Please address the above comments in your interim filings as well.

E & E’s Response:

E & E will amend its Form 10-Q at October 31, 2009 to include the full introductory language in paragraph 4 and to include paragraph 4(b).  E & E will also address all of the above comments (where applicable) in its future interim filings as well.

In connection with responding to your comments, we provide the following:

E & E’s management acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need clarification on any response in this letter, please contact Craig Hathaway or Jim Weiss at 716-684-8060.

Sincerely, /s/ H. John Mye III
H. John Mye III
Vice President, Treasurer and Chief Financial Officer
(Principal Financial and Accounting Officer)